CUSIP No. 76118L102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Resonant Inc.

(Name of Issuer)

Common Stock par value $0.001 per share

(Title of Class of Securities)

76118L102

(CUSIP Number)

Brett Conrad

Longboard Capital Advisors, LLC

1312 Cedar St.

Santa Monica, California 90405

(424) 205-1747

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76118L102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Longboard Capital Advisors, LLC (86-1150459)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

OO/WC (funds of managed investment vehicles; working capital)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Longboard Capital Advisors, LLC – Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

4,229,259*

	8.	SHARED VOTING POWER

00,000
	9.	SOLE DISPOSITIVE POWER

4,229,259*
	10.	SHARED DISPOSITIVE POWER

00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,229,259*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.44%*
14.	TYPE OF REPORTING PERSON (see instructions)

Longboard Capital Advisors, LLC – IA

*On December 19, 2017, the Issuer entered into a Warrant Exercise Agreement (the “Grayboard Exercise Agreement”) with Grayboard Investments,Ltd. (“Grayboard”) to induce us to exercise our existing warrant issued in February2017. Pursuant to the agreement, we exercised in full our February2017 warrant and purchased 1,626,898 shares of common stock at an exercise price of $8.25 per share, for an aggregate exercise price of approximately $13.4 million, and we were paid an inducement fee of approximately $6.7 million. The foregoing summary of the Grayboard Exercise Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Grayboard Exercise Agreement, a copy of which is Exhibit10.1 to the Issuer’s 8-K of December 19, 2017 and is incorporated herein by reference.

*As of December 31, 2018, Blue Earth Fund, LP, Grayboard Investments, Ltd, Ptarmagin, LLC and Conrad Group Inc. Defined Benefit Plan owned in the aggregate of 4,229,259 shares of (including shares issuable upon exercise of warrants) Common Stock of the Issuer (“Shares”). The percentage in Item 13 is based on 27,391,290 shares of Common Stock outstanding (explained further in Item 5 below). Longboard Capital Advisors, LLC (“Longboard”), with Brett Conrad as it’s sole managing member, is the investment manager of Blue Earth Fund, LP, as well as the investment manager of separate investment accounts or plans maintained by each of Grayboard Investments, Ltd., Ptarmagin, LLC, and Conrad Group Inc. Defined Benefit Plan, in which such entities’ respective shares referred to above are held. As a result, Longboard Capital Advisors, LLC and Mr. Conrad possess the power to vote and/or dispose or direct the disposition of all shares owned by the above entities. Thus, for purposes of Rule 13d-3 under the Act, Longboard and Mr. Conrad may be deemed to beneficially own a total of 4,229,259 Shares. However this filing shall not be construed to be an admission of such beneficial ownership.

CUSIP No. 76118L102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brett Conrad

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

OO/WC (funds of managed investment vehicles; working capital)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Brett Conrad – USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

4,229,259*

	8.	SHARED VOTING POWER

00,000
	9.	SOLE DISPOSITIVE POWER

4,229,259*
	10.	SHARED DISPOSITIVE POWER

00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,229,259*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.44%*
14.	TYPE OF REPORTING PERSON (see instructions)

Brett Conrad – IN

*On December 19, 2017, the Issuer entered into a Warrant Exercise Agreement (the “Grayboard Exercise Agreement”) with Grayboard Investments,Ltd. (“Grayboard”) to induce us to exercise our existing warrant issued in February2017. Pursuant to the agreement, we exercised in full our February2017 warrant and purchased 1,626,898 shares of common stock at an exercise price of $8.25 per share, for an aggregate exercise price of approximately $13.4 million, and we were paid an inducement fee of approximately $6.7 million. The foregoing summary of the Grayboard Exercise Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Grayboard Exercise Agreement, a copy of which is Exhibit10.1 to the Issuer’s 8-K of December 19, 2017 and is incorporated herein by reference.

*As of December 31, 2018, Blue Earth Fund, LP, Grayboard Investments, Ltd, Ptarmagin, LLC and Conrad Group Inc. Defined Benefit Plan owned in the aggregate of 4,229,259 shares of (including shares issuable upon exercise of warrants) Common Stock of the Issuer (“Shares”). The percentage in Item 13 is based on 27,391,290 shares of Common Stock outstanding (explained further in Item 5 below). Longboard Capital Advisors, LLC (“Longboard”), with Brett Conrad as it’s sole managing member, is the investment manager of Blue Earth Fund, LP, as well as the investment manager of separate investment accounts or plans maintained by each of Grayboard Investments, Ltd., Ptarmagin, LLC, and Conrad Group Inc. Defined Benefit Plan, in which such entities’ respective shares referred to above are held. As a result, Longboard Capital Advisors, LLC and Mr. Conrad possess the power to vote and/or dispose or direct the disposition of all shares owned by the above entities. Thus, for purposes of Rule 13d-3 under the Act, Longboard and Mr. Conrad may be deemed to beneficially own a total of 4,229,259 Shares. However this filing shall not be construed to be an admission of such beneficial ownership.

CUSIP No. 76118L102

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (“Common Stock”), of Resonant Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1312 Cedar St. Santa Monica, California 90405.

This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Schedule 13D filed on March 1, 2017 (the "Original Schedule 13D”), amended on October 16, 2017 (“Amendment No. 1”), and further amended on February 5, 2018 (“Amendment No. 2”).

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Except as specifically amended by this Amendment No. 3, the Original Schedule 13D is unchanged.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by deleting Item 4 of the Original Schedule 13D in its entirety and replacing it with the following:

The Shares covered by this statement were acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer.

As of June 12, 2018, Brett Conrad was appointed to the Board of Directors of the Issuer.

Other than as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to discuss various views and opinions with respect to the Issuer and its business plans with the Issuer.

CUSIP No. 76118L102

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting Item 5 of the Original Schedule 13D in its entirety and replacing it with the following:

(a)	The aggregate percentage of shares reported owned by each person named herein is based on 27,391,290 shares of Common Stock outstanding as of December 31, 2018 as provided by information given by the CFO of the Issuer, the information of which is more recent and updated than the most recently available filing with the Commission by the Issuer.

As of the close of business on the date hereof, Longboard, as the investment advisor to the Investment Vehicles, and Brett Conrad, as the managing member, may be deemed to beneficially own the 4,229,259 Shares (including shares issuable upon exercise of warrants) owned in the aggregate by the Investment Vehicles, constituting approximately 15.44% of the shares of Common Stock outstanding.

(b)	The Reporting Persons possess the sole power to vote, and/or to direct the disposition of the shares held by the Reporting Persons.

(c)	On December 19, 2017, the Issuer entered into a Warrant Exercise Agreement (the “Grayboard Exercise Agreement”) with Grayboard Investments, Ltd. (“Grayboard”) to induce us to exercise our existing warrant issued in February 2017. Pursuant to the agreement, we exercised in full our February 2017 warrant and purchased 1,626,898 shares of common stock at an exercise price of $8.25 per share, for an aggregate exercise price of approximately $13.4 million, and we were paid an inducement fee of approximately $6.7 million. The foregoing summary of the Grayboard Exercise Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Grayboard Exercise Agreement, a copy of which is Exhibit 10.1 to the Issuer’s 8-K of December 19, 2017 and is incorporated herein by reference.

On December 19, 2017, Blue Earth Fund, LP paid $308,880 to exercise 120,000 warrants (alongside the Grayboard Exercise Agreement above).

On September 25, 2017, Blue Earth Fund, LP and Conrad Group Inc. Defined Benefit Plan each purchased, through Purchase Agreements, 5300 units at $4.70 per unit for total aggregate gross proceeds of $49,820. Each unit consists of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $4.85 per share.

On February 22, 2017, Grayboard Investments, Ltd entered into that certain securities purchase agreement with the Issuer in which the Issuer sold 1,626,898 units at a price of $4.61 per unit for total aggregate gross proceeds of $7,500,000. Each unit consists of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $8.25 per share.

CUSIP No. 76118L102

On January 12th, 13th and 17th, 2017, Conrad Group Inc. Defined Benefit Plan purchased, through brokerage transactions on the open market, a total of 20,000 Common Shares at a purchase price of $4.28 per share for total aggregate gross proceeds of $85,600.

On January 04, 2017 Grayboard Investments, Ltd purchased on the open market 13,200 shares of Common Stock for the aggregate gross proceeds of $64,364.52 at a price of $4.87 per share.

On December 30, 2016 Grayboard Investments, Ltd purchased on the open market 10,000 shares of Common Stock for the aggregate gross proceeds of $47,800 at a price of $4.78 per share.

Except as reported directly above, the Reporting Persons have not affected any transactions in the Common Stock of the Issuer during the past 60 days.

(d)	Not applicable

(e)	Not applicable

CUSIP No. 76118L102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Longboard Capital Advisors, LLC

Name: /s/ Brett Conrad Brett Conrad

Managing Member

Brett Conrad

Name: /s/ Brett Conrad Brett Conrad